EXHIBIT 21

SUBSIDIARIES OF AMERIGAS PARTNERS, L.P.

SUBSIDIARY	OWNERSHIP	STATE OF INCORPORATION
AmeriGas Finance Corp.	100%	DE
AmeriGas Eagle Finance Corp.	100%	DE
AP Eagle Finance Corp.	100%	DE
AmeriGas Finance LLC	100%	DE
AmeriGas Propane, L.P.	(1)	DE
AmeriGas Propane Parts & Service, Inc.	100%	PA
Heritage Energy Resources, L.L.C.	100%	OK
M-P Oils Ltd.	100%	CANADA
902 Gilbert Street, LLC	100%	NC
Metro Lawn, LLC	100%	DE
AmeriGas Eagle Holdings, Inc. (CP Holdings, Inc.)	100%	DE
AmerE Holdings, Inc.	100%	DE
Active Propane of Wisconsin, LLC	100%	DE

(1)	1.0101% owned by AmeriGas Propane, Inc. the General Partner; and 98.9899% owned by AmeriGas Partners, L.P., the Limited Partner.

(2)	99.999% owned by AmeriGas Propane, L.P. and .001% owned by Heritage Operating GP, LLC.